Exhibit 99.2

News Release

Stantec Announces Closing of $604 million Bought Deal Public

Offering of Subscription Receipts

EDMONTON, AB; NEW YORK, NY (April 14, 2016) TSX, NYSE:STN

(All $ figures referenced herein are to Canadian dollars, unless noted otherwise)

Stantec Inc. (“Stantec” or the “Company”) is pleased to announce that it has completed today its previously announced bought deal public offering of 17,360,000 subscription receipts (the “Subscription Receipts”) from treasury at a price of $30.25 per Subscription Receipt for gross proceeds of $525 million (the “Equity Financing”) through a syndicate of underwriters (the “Underwriters”) co-led by CIBC Capital Markets and RBC Capital Markets.

Effective at the closing of the Equity Financing, the Underwriters exercised the over-allotment option in full to purchase an additional 2,604,000 Subscription Receipts on the same terms, resulting in aggregate gross proceeds from the Equity Financing of approximately $604 million.

Stantec will use the proceeds of the Equity Financing, including the over-allotment option, to fund a portion of the purchase price payable in connection with the previously announced acquisition of all of the issued and outstanding capital stock of MWH Global, Inc. (the “Acquisition”). The remainder of the purchase price and the related transaction costs will be funded through the previously announced new credit facilities.

The gross proceeds from the sale of the Subscription Receipts, less 50% of the Underwriters’ fee with respect to such sale, will be held by Computershare Trust Company of Canada, as subscription receipt agent (the “Escrow Agent”), pending satisfaction of the Escrow Release Condition (as defined below) pursuant to the terms of the subscription receipt agreement entered into on closing of the Equity Financing (the “Subscription Receipt Agreement”). Each Subscription Receipt entitles the holder to receive, without payment of additional consideration or further action, one common share in the capital of Stantec following the satisfaction of the Escrow Release Condition plus a Subscription Receipt Adjustment Payment (as defined below), if applicable.

“Escrow Release Condition” means all conditions precedent to the completion of the Acquisition pursuant to the agreement in respect of the Acquisition (other than the delivery of the purchase price for the Acquisition) have been satisfied or waived, and the Company has delivered to CIBC Capital Markets and RBC Capital Markets, on their own behalf and on behalf of the Underwriters, and to the Escrow Agent, a certificate, in accordance with the terms of the Subscription Receipt Agreement, confirming such satisfaction or waiver.

If: (i) the Escrow Release Condition is not satisfied on or before 5:00 p.m. (Edmonton time) on August 30, 2016 (the “Escrow Release Deadline”), (ii) the agreement in respect of the Acquisition is terminated prior to such deadline, or (iii) Stantec advises the subscription receipt agent, CIBC Capital Markets and RBC Capital Markets, or announces to the public, that it does not intend to proceed with the Acquisition prior to such deadline (each such event being a “Termination Event”), holders of Subscription Receipts will be entitled to receive an amount equal to the full subscription price and their pro rata portion of the interest earned thereon.

If the Escrow Release Condition is satisfied on or before the Escrow Release Deadline and holders of Subscription Receipts become entitled to receive common shares pursuant to the Subscription Receipt Agreement, such holders will also be entitled to receive, without duplication, an amount, if any, representing an amount per Subscription Receipt equal to the amount per common share of any cash dividends declared by Stantec for which record dates have occurred during the period from and including the date of the closing of the Equity Financing to and including the date immediately preceding the date common shares are issued or deemed to be issued pursuant to the Subscription Receipt Agreement (the “Subscription Receipt Adjustment Payment”), less any applicable withholding taxes, for each Subscription Receipt so held, as further described in the Subscription Receipt Agreement.

The Subscription Receipts are listed for trading on the TSX under the symbol “STN.R”.

AVAILABILITY OF DOCUMENTS

The Equity Financing was completed under the multi-jurisdictional disclosure system by way of short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada and pursuant to a registration statement filed with the Securities and Exchange Commission in the United States.

Copies of related documents, such as the final prospectus, the underwriting agreement, the subscription receipt agreement and the merger agreement are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as part of the public filings of Stantec.

CAUTIONARY STATEMENTS

Certain statements contained in this news release constitute forward-looking statements within the meaning of applicable securities laws. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of providing the Company’s shareholders and potential investors with information regarding the Company, including management’s expectations with respect to the Equity Financing and the Acquisition and management’s assessment of the Company’s future plans and financial outlook. Forward-looking information in this news release includes, but is not limited to, statements regarding: the use of proceeds from the Subscription Receipts, the consummation of the Acquisition and the timing thereof. These forward-looking statements reflect management’s belief and assumptions based on information available at the time the information was stated and is not a guarantee of future performance. The Company does not undertake to update or revise any forward-looking statements contained in this news release or otherwise, whether as a result of new information, future events or otherwise, except as may be required by law. For additional information on the Company’s assumptions, and the risks and uncertainties that could cause actual results to differ from the anticipated results, refer to the Company’s short form prospectus and registration statement, each of which are filed on the Company’s profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 15,000 employees working in over 250 locations. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

Stantec Media Contact	Stantec Investor Contact
Danny Craig	Sonia Kirby
Director, Public Relations	Director, Investor Relations
Ph: (949) 923-6085	Ph: (780) 616-2785
danny.craig@stantec.com	sonia.kirby@stantec.com

Design with community in mind